CARDIFF ONCOLOGY, INC.

STOCK OPTION GRANT AGREEMENT

FOR NONSTATUTORY STOCK OPTIONS

Cardiff Oncology, Inc., a Delaware corporation (the “Company”) does hereby grant to Roger Sidhu (the “Optionee”), an option (the “Option”) that is NOT intended to qualify as an incentive stock option pursuant to Section 422(b) of the Internal Revenue Code, to purchase shares of the Company’s common stock (“Stock”) in the number and subject to terms and conditions of this Stock Option Grant Agreement (the “Grant Agreement”) and the Company’s 2021 Omnibus Equity Incentive Plan (the “Plan”). The provisions of the Plan are incorporated herein by reference, and copies of the Plan have been given to Optionee. The following are the general terms of the Option for shares of Stock (“Option Shares”) granted to Optionee by this Grant Agreement.

The grant date of the Option (“Grant Date”) is June 16, 2025

The number of Option Shares granted to Optionee is 600,000 shares of Stock.

The exercise price (“Exercise Price”) at which Optionee can purchase Option Shares is $3.86 per share.

This Option is not immediately exercisable.

The first day that Option Shares commence to vest is June 16, 2025 (“Vesting Commencement Date”).

Option Shares shall vest in accordance with the following schedule (“Vesting Schedule”):

150,000 vest on June 16, 2026 and 12,500 vest monthly for 36 months thereafter, provided the Optionee on each vesting date continues to provide services to the Company or a Subsidiary.

The Option shall expire, and be of no further force or effect, on the tenth anniversary of the Grant Date; provided, however, the Option shall expire within 90 days of termination of service or in accordance with Section 6 of the Plan in the event Optionee’s service with the Company or a Subsidiary is terminated because of Disability or death.

Net Exercise is available to Optionee.

Special Provisions are set forth on Schedule A hereto.

The Optionee represents that he/she is familiar with the terms and provisions of the Plan, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under the Option. The Optionee acknowledges receipt of a copy of the Plan.

OPTIONEE	CARDIFF ONCOLOGY, INC.

/s/ Roger Sidhu	By: /s/ Mark Erlander
Executed (Date)	Mark Erlander, CEO

SCHEDULE A

The Optionee may not exercise any of the vested Option Shares more than 90 days after the first date on which he or she ceases to provide services to the Company or a Subsidiary.

In the event of Change of Control (as defined in the Plan), all of the Option Shares will vest and become immediately exercisable.